UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              THE FINX GROUP, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   31809A 10 5
                                 (CUSIP Number)

                                 Grazyna B. Wnuk
                            21364 Club Villa Terrace
                            Boca Raton, Florida 33433
                                 (561) 447-6612

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    May 1999

            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
              (4), check the following box. 9

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31809A 10 5

(1) Names of Reporting Persons. I. R. S. Identification Nos. of above persons (entities only): Grazyna B. Wnuk

(2)  Check the Appropriate Box if a Member of a Group (See Instructions):
     (a) |9|
     (b) |9|

(3)  SEC Use Only

(4)  Source of Funds: 00

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [9]

(6)  Citizenship or Place of Organization: USA

(7)  Sole Voting Power:         66,636,815 shares;   8.4%

(8)  Shared Voting Power:                0 shares;   0.0%

(9)  Sole Dispositive Power:    66,636,815 shares;   8.4%

(10) Shared Dispositive Power:           0 shares;   0.0%

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 66,636,815 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

(13) Percent of Class Represented by Amount in Row (11):  8.4%

(14) Type of Reporting Person (See Instructions):  IN

Item 1.  Security and Issuer.

         This Schedule 13D relates to the common stock, par value $.01 per share ("Common Stock"), of The Finx Group, Inc., a Delaware corporation (the "Company").

Item 2.  Identity and Background.

             (i)      The name of the filing party is Grazyna B. Wnuk.

             (ii) Ms. Wnuk's address is 21364 Club Villa Terrace, Boca Raton, Florida 33433.

             (iii) Ms. Wnuk is vice president, secretary and a director of the Company.

             (iv) During the past five years Ms. Wnuk has not been convicted in a criminal proceeding.

             (v) During the last five years Ms. Wnuk has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             (vi)     Ms. Wnuk is a citizen of the United States.

         Ms. Wnuk was a filing party with respect to a Schedule 13D dated April 28, 1999 (the "Trinity 13D"). The Trinity Group, Inc. ("Trinity Group"), The Trinity Group - I, Inc. ("Trinity-I"), Lewis S. Schiller and Carol Schiller were also filing parties for the Trinity 13D. At the time of the filing of the Trinity 13D, Ms. Wnuk, Mr. Schiller, Ms. Schiller and Trinity-I were the sole stockholders of Trinity Group, and Trinity Group was the Company's controlling stockholder, and Ms. Wnuk was an officer, director and minority stockholder of Trinity Group.

         By virtue of her position as a director, officer and a stockholder of Trinity Group, Ms. Wnuk was deemed to beneficially own the shares of common stock owned by Trinity Group at the time of the Trinity 13D and to have shared power to vote and dispose of the 425,000 shares of common stock of owned by Trinity Group, representing 85% of the Company's outstanding common stock..

         As a result of the liquidation of Trinity in May 1999, Ms. Wnuk is no longer part of a group with Trinity Group, Trinity-I, Mr. Schiller or Ms. Schiller, and, accordingly, she is filing a separate Schedule 13D covering shares beneficially owned by her.

Item 3.  Source and Amount of Funds or Other Consideration

         All references to numbers of shares of common stock reflect retroactively the merger of Fingermatrix, Inc. into the Company in June 2000, as a result of which each outstanding share of Fingermatrix common stock became and was converted into one-tenth of a share of the Company's common stock.

         In May 1999, Trinity Group distributed the shares owned by it to its stockholders. In connection with that distribution, Ms. Wnuk received 158,565 shares of common stock and shares of a series of preferred stock of Fingermatrix which was convertible into 1,043,485 shares of common stock. The 1,202,050 shares of common stock beneficially owned by Ms. Wnuk following the Trinity Group distribution represented 37.5% of the outstanding common stock, and Ms. Wnuk had sole voting and dispositive power with respect to those shares.

         During the period from July 2001 through July 2003, Ms. Wnuk acquired, either from the Company or from Mr. Schiller, stock options, warrants or shares of stock, as set forth in the following table. All of the options and grants from the Company were pursuant to a Rule 16b-3 plan.

                                                                        Shares Beneficially Owned          Percent Ownership
Date           Transaction                  Shares           Price      After Transaction                  After Transaction
----           -----------                  ------           -----      -----------------                  -----------------
7/2/01         Stock Option                375,000            $.15           1,586,635                            7.6%
4/16/02        Warrant                  10,000,000            .043          12,281,081                           21.0%
10/1/02        Gift                     34,523,758              --          45,939,839                           48.7%
10/31/02       Stock Option              2,500,000             .04          48,439,839                           36.0%
3/17/03        Stock Grant              14,499,998            .005          62,244,837                           19.7%
4/16/03        Debt Exchange             9,006,976           .0038          55,226,815                           17.0%
7/25/03        Stock Grant              12,000,000           .0047          74,926,813                           13.8%

         The warrant to purchase 10,000,000 shares was issued to Ms. Wnuk in consideration for her agreement to defer compensation due to her.

         On October 1, 2002, Mr. Lewis S. Schiller, who is chairman of the board, president, chief executive officer, a director and controlling person of the Company transferred to Ms. Wnuk, as a gift, shares of series B preferred stock which are convertible, based on the conversion rate in effect on the date of this Schedule 13D, into 34,523,758. The conversion rate per share of series B preferred stock is $100 divided by the lowest price of the common stock during the period that the series B preferred stock is outstanding. As of the date of this Schedule 13D, each share of series B preferred stock is convertible into approximately 47,619 shares of common stock. In the table, the number of shares issuable upon conversion of the series B preferred stock is based on the current conversion rate.

         On April 16, 2003, the Company issued 9,006,976 shares of common stock to Ms. Wnuk as payment of expense of approximately $34,000 which were incurred by her on behalf of the Company.

         As of the date of this Schedule 13D, Ms. Wnuk beneficially owned 66,636,815 shares of common stock, of which she owns 22,113,057 shares of common stock outright, 10,000,000 shares are issuable upon exercise of a warrant having an exercise price of $.043 per share, and 34,523,758 shares are issuable upon conversion of series B preferred stock. The 66,636,815 represents 8.4% of the outstanding common stock.

         Ms. Wnuk exercised all of the options granted to her and sold most of the shares of common stock which were issued either upon exercise of the stock options or pursuant to the stock grants in market transactions. Ms. Wnuk also periodically purchased shares of common stock in the market and received and transferred stock as gifts.

Item 4.  Purpose of the Transaction.

         Reference is made to the information set forth in response to Item 3 in connection with the acquisition and disposition of shares by Ms. Wnuk.

         Ms. Wnuk initially acquired a beneficial interest in the Company's securities as a result of her equity interest and position as an officer and director of Trinity. Although Ms. Wnuk no longer holds a beneficial interest in any securities other than those listed in response to Item 5, she was elected as an officer and director of the Company as a result of Trinity's acquisition of control of the Company, and she continues to hold these positions.

         The number of shares issuable upon conversion of all of the series B preferred stock, when added to the outstanding shares of common stock, exceeds the number of authorized shares of common stock. Ms. Wnuk has advised the Company that she will consent to an amendment to the Company's certificate of incorporation to effect a reverse split if such an amendment is proposed.

Item 5. Interest in Securities of the Issuer.

         (a) As of the date of this Schedule 13D, Ms. Wnuk beneficially owned 66,636,815 shares of common stock, of which she owns 22,113,057 shares of common stock outright, 10,000,000 shares are issuable upon exercise of a warrant having an exercise price of $.043 per share, and 34,523,758 shares are issuable upon conversion of series B preferred stock. The 66,636,815 shares represents 8.4% of the outstanding common stock.

         (b) The following schedule sets forth information as to stock transactions by Ms. Wnuk during the 60 days prior to the filing of this Schedule 13D.

Date        Number of Shares    Transaction              Price per Share
----        ----------------    -----------              ---------------
9/22/03         250,000         Market sale                    $.006
9/24/03         500,000         Market sale                     .006
9/29/03         250,000         Market sale                     .005
10/2/03          74,998         Market sale                     .004
10/24/03         50,000         Market sale                     .00262
10/31/03         55,000         Gift to husband                   NA


         No person other than Ms. Wnuk has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock held by her.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information contained in this Statement is true, complete and correct.

         Dated November 19, 2003


                                  /S/____________________
                                     Grazyna B. Wnuk